SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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Document	Page Number

Press Release dated July 24, 2006	3

Signature Page	9

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NEWS RELEASE

PRESS/ANALYST CONTACTS:
AMD
Jo Albers, Public Relations
(512) 602-3526
jo.albers@amd.com

Press Rapid Response Team
1-800-929-0829

Mike Haase, Investor Relations
(408) 749-3124
mike.haase@amd.com

Ruth Cotter, Investor Relations
(408) 749-3887
ruth.cotter@amd.com

ATI
Dave Erskine, Public Relations
(905) 882-2600 x8477
derskine@ati.com

Zev Korman, Investor Relations
(905) 882-2600 x3670
zev@ati.com

AMD AND ATI TO CREATE PROCESSING POWERHOUSE

–$5.4 Billion Acquisition Will Drive Growth, Innovation and Choice –

–AMD and ATI to Hold Joint Executive Conference Call
Today at 8:00 a.m. EDT –

        NEW YORK — July 24, 2006 — AMD (NYSE: AMD) and ATI (TSX: ATY, NASDAQ: ATYT) today announced plans to join forces in a transaction valued at approximately $5.4 billion. The combination will create a processing powerhouse by bringing AMD’s technology leadership in microprocessors together with ATI’s strengths in graphics, chipsets and consumer electronics. The result: A new and more formidable company, determined to drive growth, innovation and choice for its customers, particularly in the commercial and mobile computing segments and in the rapidly-growing consumer electronics market. Combining technologies, people, and complementary strengths, AMD plans to deliver in 2007 customer-centric platforms for the benefit of customers who want to collaborate in the development of differentiated solutions.

        AMD’s acquisition of ATI will position the new company to deliver innovations that fulfill the increasing demand for more integrated solutions in key market segments while

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also continuing to develop “best-of-breed” discrete products that empower customers to choose the combination of technologies that best serves their needs. In 2008 and beyond, AMD aims to move beyond current technological configurations to transform processing technologies, with silicon-specific platforms that integrate microprocessors and graphics processors to address the growing need for general-purpose, media-centric, data-centric and graphic-centric performance. Thus, the combined company intends to empower its customers to create their own unique products and solutions within an open-innovation ecosystem free from artificial barriers to customer success.

        “ATI shares our passion and complements our strengths: technology leadership and customer centric innovation,” said AMD Chairman and CEO Hector Ruiz. “Bringing these two great companies together will allow us to transcend what we have accomplished as individual businesses and reinvent our industry as the technology leader and partner of choice. We believe AMD and ATI will drive growth and innovation for the entire industry, enabling our partners to create differentiated solutions and empowering our customers to choose what is best for them.”

        “This combination means accelerated growth for ATI, and broader horizons for our employees,” said Dave Orton, President and CEO of ATI.  “All of our product lines will benefit.  Joining with AMD will enable us to innovate aggressively on the PC platform, and continue to invest significantly in our consumer business to stay in front of our markets.”

        “Windows Vista will deliver incredible advances in the user experience as a result of advancements in graphics integration and performance,” said Jim Allchin, Co-President of Microsoft’s Platforms & Services Division. “We’re excited by the potential of what AMD and ATI can deliver together to enhance the Windows Vista experience for our customers even further.”

        Under the terms of the transaction, AMD will acquire all of the outstanding common shares of ATI for a combination of $4.2 billion in cash and 57 million shares of AMD common stock, based on the number of shares of ATI common stock outstanding on July 21, 2006. All outstanding options and RSUs of ATI will be assumed. Based upon the closing price of AMD common stock on July 21, 2006 of $18.26 a share, the consideration for each outstanding share of ATI common stock would be $20.47, comprised of $16.40 of cash and 0.2229 shares of AMD common stock.

        AMD anticipates it will finance the cash portion of the transaction with a combination of cash and new debt. AMD has obtained a $2.5 billion term loan commitment from Morgan Stanley Senior Funding, Inc. which, together with combined existing cash, cash equivalents,

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and short term investments balances of approximately $3.0 billion, provides full funding for the transaction.

        ATI has received an opinion from its financial advisors that the transaction from a financial point of view is fair to its shareholders. The transaction was unanimously approved by the board of directors of each company. The transaction is subject to ATI shareholder approval, Canadian court supervision of a Plan of Arrangement, and other regulatory approvals including merger notification filings in the United States, Canada and other jurisdictions, as well as customary closing conditions. In the event that the transaction does not close, ATI has agreed to pay AMD a termination fee of $162.0 million under circumstances specified in the acquisition agreement. The transaction is expected to be completed in the fourth quarter of 2006.

A Compelling Financial Opportunity

        AMD expects that the transaction will be slightly accretive to earnings in 2007, and meaningfully accretive in 2008, before the inclusion of ATI acquisition–related charges, based upon AMD’s plans to deliver more integrated and advanced platform solutions and thereby improve its position in commercial clients, mobile computing, gaming, media and emerging markets. AMD anticipates that it will reduce operating expenses by approximately $75 million for the combined company by the end of 2007.

        The combined company would have achieved approximately $7.3 billion(1) in total consolidated sales during the last four quarters with a workforce of approximately 15,000 employees. Headquartered in Sunnyvale, California, the company will maintain sales, design and manufacturing centers worldwide and major business centers in Silicon Valley, Austin, Texas and Markham, Ontario — all valued centers of innovation for the combined company. AMD’s current executive team will be complemented by the addition of ATI President and CEO Dave Orton. Orton will serve as an executive vice president of the ATI business division, reporting to the AMD Office of the CEO, comprised of Chairman and CEO Hector Ruiz and President and Chief Operating Officer Dirk Meyer. In addition, under the terms of the acquisition agreement, two ATI directors will join AMD’s board of directors upon closing of the transaction.

        The collective roster of AMD and ATI’s strong customer relationships represents a “who’s who” of the computing and consumer electronics industries. Drawing upon a shared culture of customer-centric innovation and engineering excellence, the combined company

(1)     Excluding AMD memory segment for the third and fourth quarters of 2005.

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will be well positioned to meet customer demand for more innovative solutions, system-level engineering and faster time-to-market.

Conference Call

        The companies will host a financial analyst and press conference call today at 8 a.m. EDT (5 a.m. PDT). The call can be accessed at 612-326-1027 (U.S.). Audio of the conference call will be available live and also http://www.amd.com/announcement.

        For those unable to listen to the live call, a telephone replay will be available beginning July 24, 2006 at approximately 11:00 a.m. EDT through July 30, 2006. That call can be accessed by dialing 800-475-6701 (U.S.) or 320-365-3844 (international) with conference call ID 837580.

About AMD

        Advanced Micro Devices (NYSE: AMD) is a leading global provider of innovative microprocessor solutions for computing, communications and consumer electronics markets. Founded in 1969, AMD is dedicated to delivering superior computing solutions based on customer needs that empower users worldwide. For more information visit www.amd.com.

About ATI

        ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.2 billion, ATI has approximately 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Safe Harbor Statement

        This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are commonly identified by words such as “would,” “may,” “will,” “expects,” and other terms with similar meaning.  Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of this release

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and involve risks and uncertainties that could cause actual results to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the possibility that there are unexpected delays in obtaining regulatory approvals, (2) failure to obtain approval of ATI shareholders or the court of the Plan of Arrangement, (3) actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the transaction to be delayed or not completed, (4) the possibility that the revenues, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected, (5) the possibility that the transaction may not be accretive as expected, (6) that Intel Corporation’s pricing, marketing programs, product bundling, new product introductions or other activities will negatively impact sales, (7) that the company may require additional capital and may not be able to raise sufficient capital, on favorable terms or at all, (8) delays associated with integrating the companies, including employees and operations, after the transaction is completed, (9) the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined company’s assets and earnings, (10) unexpected variations in market growth and demand for the combined company’s products (in the mixes available) and technologies, (11) rapid and frequent technology changes in the computing and consumer electronics segments, (12) potential constraints on the ability to develop, launch and ramp new products on a timely basis, (13) R&D costs associated with the development of new products, and (14) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the management information circular to be mailed to ATI’s shareholders and in AMD and ATI’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the section entitled “Risk Factors” in AMD’ s Form 10-Q for the fiscal quarter ended March 26, 2006 and the section entitled “Risks and Uncertainties” in Exhibit 1 to ATI’s Form 40-F for the fiscal year ended August 31, 2005.  Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in ATI’s 2005 Annual Information Form and the Risks and Uncertainties section of ATI’s annual MD&A on page 30 of ATI’s 2005 Annual report filed on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

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Additional Information

        In connection with the proposed transaction, ATI intends to file a management proxy circular with the Canadian securities regulatory authorities. Investors and security holders are urged to read the management proxy circular when it becomes available because it will contain important information about AMD, ATI and the transaction. Investors and security holders may obtain the management proxy circular free of charge on SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at www.sedar.com.

©2006 Advanced Micro Devices, Inc. and ATI Technologies Inc. All rights reserved. AMD, the AMD Arrow logo, and combinations thereof, are trademarks of Advanced Micro Devices, Inc. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. Microsoft and Windows are registered trademarks of Microsoft Corporation in the United States and/or other jurisdictions. Other names are for informational purposes only and may be trademarks of their respective owners.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: July 24, 2006	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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